LAW OFFICE
                                    OF
                             STEWART A. MERKIN
                              ATTORNEY AT LAW
                          RIVERGATE PLAZA, SUITE 300
                             444 BRICKELL AVENUE
                             MIAMI, FLORIDA 33131
                              www.merkinlaw.net
                        e-mail: merkin@merkinlaw.net

Tel.: (305) 357-5556                                  Fax: (305) 358-2490


July 6, 2005


Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C.   20549

	Re:	Med Gen, Inc.
		Amendment no. 2 to SB-2 registration statement
		File No. 333-122093

Dear Mr. Riedler,

This office represents Med Gen, Inc.

This letter is in response to your letter dated June 15, 2005. The numbers in my responses correspond with the numbers in your letter.

1. Please refer to the modifications contained in the prospectus wherein the amount of shares stated 10,200,000 shares was changed to 206,428,758 where appropriate.

2. Please refer to the updated discussion, regarding the current amount of outstanding secured convertible notes contained in this risk factor and elsewhere, where appropriate.

3. Please refer to the updated liquidity discussion contained in the section entitled "Management's discussion and analysis or plan of operation".

4. Please refer to the modifications contained in the section entitled " Employment Agreements".

5 & 6. Please refer to the modifications contained in the sections entitled " Stock Option Plan" and " Certain Relationships and Related Transactions".

7. As noted in the corrections, Mr. Kravitz has not sold all of the shares underlying the options exercised.

8. The exercise price of the options was lowered after they were exercised by the Board of Directors of the Company because the price of the stock dropped and the options had no value. The Company did not pay Messrs. Kravitz and Mitchell the difference between the exercise price and the revised reduced price. The amount owed to the Company owned by Mr. Kravitz was reduced by the amount of the reduction in the exercise price and was recorded as compensation on the books of the Company.


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9.   The registration file numbers for the respective Forms S-8 for the shares issued to Messrs. Kravitz and Mitchell are 333-86702 for the Form S-8 filed on April 22, 2002, 333-92162 for the Form S-8 filed on July 10, 2002 and 333-119528 for the Form S-8 filed on May 10, 2004. Forms 4 were properly filed for the shares sold by Messrs. Kravitz and Mitchell. A review of the sales by them shows that they conformed to the volume limitations contained in General Instruction C to Form S-8.

10. Please refer to the revisions to the chart in the footnotes contained in the section entitled "Selling Stockholders".

11. Please refer to the revised description of the "NIR Group" contained in the first paragraph of the section entitled "Terms of Secured Convertible Notes and Warrants".

12. Please see the amendment to the Articles of Incorporation filed on June 24, 2005 for the Company attached as Exhibit 3.3.

13 & 14. Please see the revised Exhibit 5.2.

15.  Please note the correct dates in the signature section.



Very truly yours,


/S/Stewart A. Merkin
SAM:ecq

cc: Med Gen, Inc.



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